

May 29, 2013

Via E-Mail
Mr. Bok Wong
Chief Executive Officer
InZon Corporation
21st Floor, CMA Building No. 64
Connaught Road Central, Hong Kong

> **Re: InZon Corporation**
> **Form 8-K**
> **Filed May 2, 2013**
> **File No. 000-17345**

Dear Mr. Wong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

General

1. We note your disclosure under Item 5.06 that, "[a]s the result of the completion of the Merger, the Company is no longer a shell company, as that term is defined in Rule 12b-2 under the Exchange Act.." Under that definition, a shell company has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific parts of your disclosure or business, please tell us how you factually fall outside the definition of a shell company. Currently, it appears that you have no operations, no revenues, and that all your assets consist of cash loaned by a shareholder that is unsecured, interest free and due on demand. In the alternative, amend your Form 8-K to indicate that you continue to be a shell company and that Rule 144 would be

unavailable for the resale of your shares. This would include revising your disclosure on page 35 to remove the Item 5.06, Change in Shell Company Status disclosure.

2. If applicable, revise to include disclosure pursuant to Form 8-K Item 5.01 Changes in Control of Registrant.

Item 2.01: Completion of Acquisition or Disposition of Assets, page 2

3. Please revise this section to provide a more complete and clear description of the transaction. Disclose why the merger agreement was entered into on May 17, 2012, but was not consummated until April 30, 2013. Describe the purpose and effect of each step of the transaction. In this regard, Note 1 to the financial statements of AVC Acquisition Corp. (Exhibit 99.1) discloses that AVC Acquisition Corp. acquired American Visiontech Co., Ltd. on August 13, 2012. Since AVC Acquisition Corp. was a wholly-owned subsidiary of InZon Corporation, please explain why the acquisition of American Visiontech Co. Ltd. was not reported at that time.

4. Disclose any material relationships that existed between and among the company and its affiliates, AVC Acquisition Corp. and its affiliates, American Visiontech Co. Ltd. and its affiliates and Gemberry Investment Holding Group Limited and its affiliates prior to and during the time of entering into and consummating the merger agreement. Refer to Item 2.01(c) and (d) of Form 8-K. Revise your disclosure to explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Identify any promoters.

5. Please remove the third full paragraph on page 2 because your description of the agreement should cover all material provisions of the agreement. In addition, please provide us with all schedules and exhibits to the merger agreement filed as Exhibit 2.1 to the Form 8-K filed on May 23, 2012. Refer to Item 601(b)(2) of Regulation S-K.

Business, page 2

General

6. Please revise throughout the filing to distinguish between current and planned or anticipated business operations and activities.

7. Please revise to explain the focus of your business plan with respect to "North America," as disclosed on page 2.

8. Please revise to disclose the form and year of organization for InZon Corporation and AVC Acquisition Corp. Refer to Item 101(h)(1) of Regulation S-K.

9. Revise to identify and discuss the availability of raw materials and the types of supplies you anticipate needing to perform your planned business operations. Refer to Item 101(h)(v) of Regulation S-K.

10. Revise to explain the need for any government approval, permits, licenses or insurance policies necessary prior to constructing and selling residential homes. Also, please discuss the effect of existing or prospective government regulations that could impact your proposed business. Refer to Item 101(h)(4)(viii) and 101(h)(4)(ix) of Regulation S-K.

Projects, page 3

11. Please file as an exhibit the agreement to acquire from STN Partners Holding Corp. 100% of the shares of Royal Niagara Falls Estates Development's real estate land and development project on the land.

12. Please revise for errors in the first paragraph on page 3. This section discloses important information with respect to specific business plans. As such, you should thoroughly review to ensure your disclosure here and throughout the filing is clear, accurate and complete.

13. Please more specifically identify where the land is located that you have an option to purchase. Describe the features of the land and the extent of its development.

14. Please provide a detailed description of how you intend to purchase and develop the land and development project that you have an option to buy. Provide an explanation of the steps, costs and time frame for your proposed development of the land.

Industry Back [sic], page 3

15. Please revise this section to provide us with independent objective support. For example, describe the basis for your assertions regarding the Canadian and Ontario housing market, housing market financing, the market share trends, Canadian mortgage trends, and support for your population, employment and immigration claims. To the extent that you do not have objective support for your claims, please characterize them as your beliefs and disclose the basis for these beliefs.

16. You reference your "high-rise development expertise" as an advantage for your business in light of certain Ontario provincial government regulations limiting urban expansion. Please explain the extent of your expertise in this area. You should also cite examples to demonstrate how your expertise may help operations in this specific housing market and with respect to the residential land you have the option to acquire.

Employees, page 4

17. Disclose the amount of time your employees intend to devote to your business. We note that Mr. Wong currently serves as Chief Executive Officer and Chairman of Aspire International, Inc.

18. We note that on February 18, 2013, Chun Ka Tsun resigned as the Chief Financial Officer and as a director of the company. Please revise your disclosure accordingly if your second employee, the individual other than Mr. Wong, serves as a named executive officer.

Facilities, page 4

19. Disclose the arrangement that permits the company to use this location as an office. Refer to Item 102 of Regulation S-K.

Legal Proceedings, page 4

20. Please discuss the legal proceedings disclosed in Note 7 to the financial statements of InZon Corporation.

Item 1A: Risk Factors, page 5

Risks Associated with our Business, page 5

21. Please expand your risk factor disclosure to address the following risks:

- If true, Mr. Bok Wong's lack of experience running a real estate property acquisition and development company – specifically, his lack of experience purchasing real estate and managing the construction of residential homes;
- Mr. Bok Wong's experience overseeing the financial operation and reporting requirements of a public company that is a reporting company with the Securities and Exchange Commission. See our comment number 39, below; and
- If true, Mr. Wong and the company's lack of professional relationships in your target industry and markets.

22. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state

this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

23. Please disclose and explain the significance of your agreement with STN Partners Holding Corp. to acquire from STN 100% of the shares of Royal Niagara Falls Estates Development's real estate land and development project. Further, discuss the potential material adverse effects that may result if the agreement is not consummated.

Our planned business is cyclical and is significantly affected by changes…, page 5

24. We note you list, "the supply of developable land in our markets in the United States and Canada" as an area of concern. However, the business section principally describes the housing market and planned operations for Canadian/Ontario markets. Please identify and explain your anticipated market(s) and operation(s) in the United States.

Our quarterly operating results may fluctuate because of the seasonal nature…, page 7

25. Please revise this section. We note that the company has not engaged in business operations, recorded sales, or generated revenue. If you wish to describe prospective business plans, please unequivocally state that your outlook is future oriented and support your beliefs about reasonable business expectations and trends.

We require immediate additional capital, page 7

26. Your business operations are prospective. Therefore, revise or remove the reference to curtailing business operations and a negative effect on operating results in the last sentence of this risk factor.

If we experience shortages in labor supply…, page 9

27. You note labor challenges may pose difficulties, particularly in "key markets in the southwest United States." Please revise, remove, or explain the following:

- how the southwest United States is a key market for the company;
- specifically where in the southwest of the United States does your market exist;
- why the company is targeting the southwest United States as a key market; and
- particular types of labor challenges that may adversely affect the company.

Poor relations with the resident of our communities could negatively impact sales…, page 9

28. We note the substantive disclosure under the risk factor. However, revise this heading to clarify that you have not generated revenues or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations , page 13

Projects, page 14

29. Further expand this section to explain the material components of this agreement, your reasonable expectations regarding the consummation of this agreement, and the operations you intend to perform to monetize your business plan upon successful acquisition of this property.

Plan of Operations, page 14

30. Together, the Business section and Management's Discussion and Analysis fail to explain what business operations the company will perform. Substantially revise this section to discuss how you intend to execute your stated business purpose – the acquisition and development of real estate property, including the option to purchase the residential land and development project from STN Partners Holding Corp. Please consider the following:

- what specific steps have you taken or reasonably expect to take with respect to your current focus – building a team of industry experts to advise and assist management as projects are developed;
- what geographic locations and markets do you intend to engage within North America;
- how will you identify and hire skilled and competent home building employees, contractors or firms;
- if applicable, when and how will you acquire the necessary licenses, permits, and other prerequisites prior to performing the purchasing of real estate and home construction;
- what industry expertise does your executive team employ to help perform these operations; and
- in light of significant competition in this industry, describe when and how you plan to advertise your business.

Please note these are only examples, therefore this list is illustrative not exhaustive. Revise your disclosure accordingly throughout the Form 8-K.

31. We note you have a current cash amount of $5,002,812 and you anticipate the consideration paid for the RNFED project to be $5,000,000. Since the company has not begun operations or generated revenue, please explain why you expect your current cash to be sufficient to satisfy the company's needs for the next three to six months.

Liquidity and Capital Resources, page 14

32. Due to the company's complete reliance on the $5,000,000 cash loan, please identify the AVC shareholder responsible for the short-term loan. Disclose the material terms of the

loan agreement and file the loan agreement as an exhibit. Reconcile the discrepancy in the disclosure of the terms of the loan on page 14 with the description of the loan on in Note 4 of the financial statements of AVC Acquisition Corp. (Exhibit 99.1). Moreover, please discuss whether the company may reasonably expect to secure shareholder loans if necessary in the future and, if so, discuss the basis for your expectation.

Results of Operations, page 14

33. Please revise to prominently disclose that you have not begun business operations or fully implemented your proposed business plan.

Item 4: Security Ownership of Certain Beneficial Owners And Management, page 16

34. Please revise your disclosure to comply with all requirements of Item 403 of Regulation S-K. For example, you should include the address pursuant to Item 403(a)(2).

35. We note the issuance of 4,000,000 shares of common stock in connection with consulting services on April 23, 2012. According to your disclosure of 16,493,950 shares outstanding, this issuance accounts for 24% of the company's common stock. Revise the Item 403 beneficial owner chart on page 16 or advise accordingly.

Item 5: Directors and Executive Officers, page 16

36. Please disclose when each person became an officer and/or director of the company. Refer to Item 401(a) and (b) of Regulation S-K.

37. If applicable, disclose the nature of any family relationship pursuant to Item 401(d) of Regulation S-K.

38. Revise to adequately describe the business experience during the past five years of each of officer and director pursuant to Item 401(e) of Regulation S-K. For example, identify the companies where each person worked (providing full company names), the principal business of each company and the dates of employment at each company.

39. We note that Mr. Bok Wong is currently Chief Executive Officer and Chairman of the Board of Aspire International Inc. Please disclose that Aspire International is a reporting company with the SEC, has a history of being non-compliant and delinquent in its reporting obligations, and most recently has not filed any reports since 2011. Also disclose the relationship between Perfisans Networks and the registrant now known as Aspire International.

40. As applicable, please disclose information pursuant to Item 401(f) of Regulation S-K.

Item 6: Executive Compensation, page 18

41. We note the lack of executive compensation for years 2011 and 2012. Please revise the format of your summary compensation table to comply with Item 402(n) of Regulation S-K. Also refer to Item 402(m)(4) of Regulation S-K. In addition, disclose why Mr. Bok Wong receives no executive compensation as your Chief Executive Officer and discuss whether you intend to compensate him in the future.

Item 7: Certain Relationships and Related Transactions and Director Independence, page 18

42. We note your disclosure under Management's Discussion and Analysis on page 14 that a short term loan of approximately $5,000,000 from an AVC shareholder accounts for all of the company's current cash on hand. Please revise according to Item 404(d) of Regulation S-K and explain the nature of this related transaction. Alternatively, please explain your reasoning if you believe this transaction does not constitute a related transaction under Item 404. Also, provide disclosure pursuant to Item 404(c) as applicable.

43. We note your related party transaction with SAE Group, Inc. described on page 19 under Item 10 and Exhibit 99.2, Note 8. Revise to include this disclosure pursuant to Item 404 of Regulation S-K.

Item 8: Legal Proceedings, page 19

44. Revise your reference to legal proceedings to the appropriate section, Item 1 Business.

Item 9: Market Price of and Dividends on the Registrant's Common Equity…, page 19

45. Disclose the required information pursuant to Item 201(a)(1)(iii), Item 201(b) and Item 201(c) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 19

46. Please file as exhibits the material agreements referenced under this section.

47. Please reconcile your disclosure here that you issued 3,000,000 shares on April 23, 2012 for consulting services with the disclosure in Note 5 of the financial statements of InZon Corporation (Exhibit 99.2) that you issued 4,000,000 shares.

48. Please disclose all recent sales of unregistered securities. In this regard, we note the additional share issuances disclosed in Notes 2 and 12 of the financial statements of InZon Corporation (Exhibit 99.2). You also need to include the shares issued in connection with the merger.

49. Please provide the disclosure required by Item 701(d) of Regulation S-K regarding the exemption from registration claimed and the facts relied upon to make the exemption available.

Item 11: Description of Securities, page 19

50. Reconcile the discrepancy between the amount of common stock the company is authorized to issue under the subsections "Introduction" and "Common Stock" on page 19.

Item 13. Financial Statement and Supplementary Data, page 21

51. Please update the historical financial statements and pro forma information to include the appropriate interim information required by either Rule 3-12 or Rule 8-08 of Regulation S-X, as applicable.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 21

52. Please delete this repetitive section.

Item 3.02 Recent Sales of Unregistered Securities, page 21

53. Revise your incorporation by reference to the appropriate section.

Item 9.01 Financial Statements and Exhibits, page 22

54. Please provide all of the exhibits required by Item 601 of Regulation S-K.

Signature, page 23

55. Revise to include the reference to "Section 12" of the Securities Exchange Act of 1934.

Exhibit 99.1

AVC Acquisition Corp. financial statements

Report of Independent Registered Public Accounting Firm, pages 2 and 17

56. Please have your accountant revise the wording of their audit report to clearly identify the periods covered by the financial statements for which they are opining. Similar revisions should be made to the interim period review report.

2. Summary of Significant Accounting Policies, page 8

57. Please advise us and disclose under Item 5.03 of Form 8-K any intended change in fiscal year from the September 30th fiscal year of the legal acquiror and registrant, Inzon Corporation.

(f) Cash and cash equivalents, page 9

58. Tell us why the "group considers all highly liquid investments purchased with original maturities of <u>twelve months</u> or less to be cash equivalents". Generally, only investments with original maturities of <u>three months</u> or less qualify under the US GAAP definition of cash equivalents. Otherwise please revise.

Exhibit 99.3

Unaudited Pro Forma Financial Statements, page 1

59. Please revise the introduction to this pro forma information to clearly describe the following:
   - the transaction presented including the date it was consummated,
   - how the transaction is accounted for (i.e., as a reverse acquisition, or as a reverse recapitalization, or as an issuance of shares for cash or another form of accounting),
   - the entities involved (including American Visiontech Co., Ltd. ("AMVC")),
   - the periods presented including disclosure of the new fiscal year for the surviving reporting company, and
   - an explanation of what the pro forma presentation shows.

60. Please remove the pro forma consolidated statement of operations for the year ended September 30, 2011. A pro forma income statement should only be presented for the most recent fiscal year and any subsequent interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Jeffrey M. Quick, Esq.
        Quick Law Group PC